02019614

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAR 07 2002 WASH. D.C. 143 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VENTANA CAPITAL LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 WEST 24th STREET, 5th FLOOR
(No. and Street)

NEW YORK, NY 10010
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK MARRON (914) 632 - 8400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER, FRANCIS, RICHMAN & ACKERMAN, PLLC
(Name — *if individual, state last, first, middle name*)

66 SOUTH TYSON AVENUE FLORAL PARK, NEW YORK 11001
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES PEABODY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VENTANA CAPITAL LLC, as of December 31 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Charles W. Peabody
Signature

President
Title

Cynthia Neville Peabody
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VENTANA CAPITAL LLC
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2001
WITH INDEPENDENT AUDITORS' REPORT PURSUANT TO RULE 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

CONTENTS

WAGNER, FRANCIS, RICHMAN & ACKERMAN, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
66 SOUTH TYSON AVENUE
FLORAL PARK, NEW YORK 11001

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ventana Capital LLC
New York, NY 10010

We have audited the accompanying statement of financial condition of Ventana Capital LLC as of December 31, 2001, and the related statements of income, changes in members' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ventana Capital LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wagner, Francis Richman & Ackerman, PLLC

Floral Park, New York
February 6, 2002

VENTANA CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 57,795
Receivable from clearing broker	386,260
Due from member	3,532
Prepaid expenses	6,210
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation of $7,213	7,619
Investment in artwork	9,950
Security deposit	9,850
	$481,216

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts expenses and taxes payable	$ 10,729
Securities sold, not yet purchased, at market value	2,718
Deferred taxes payable	12,863
Deferred rent credit	4,306
Total Liabilities	30,616
Members' Equity	450,600
	$481,216

The accompanying notes are an integral part of these financial statements.

VENTANA CAPITAL LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commission and fee income		$1,730,707
Interest and dividend income		916
Total Revenues		1,731,623
Operating Expenses:		
Floor brokerage and clearance fees		278,568
Employee compensation and benefits		229,799
Quotes, research and market data		26,787
Other operating expenses		117,143
Total Operating Expenses		652,297
Income before Income Taxes		1,079,326
Less: Provision for New York City Unincorporated Business Tax:		
Current:	$30,066	
Deferred:	12,863	
		42,929
Net Income		$1,036,397

VENTANA CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Members' Capital Contribution	$ 97,501
Less: Members draw	(683,298)
Net Income	1,036,397
Balance, December 31, 2001	$ 450,600

VENTANA CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:		
Net income		$ 1,036,397
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 7,213	
(Increase) decrease in operating assets and liabilities:		
Receivable from clearing broker	(386,260)	
Due from member	(3,532)	
Prepaid expenses	(6,210)	
Accrued expenses and taxes	10,729	
Securities held short	2,718	
Deferred liabilities	17,169	
Total Adjustments		(358,173)
Net Cash Provided by Operating Activities		678,224
Cash Flows from Investing Activities:		
Purchase of fixed assets	(14,832)	
Investment in artwork	(9,950)	
Security deposit	(9,850)	
Net Cash Used in Investing Activities		(34,632)
Cash Flows from Financing Activities:		
Member's capital contributions	97,501	
Members' distributions	(683,298)	
Net Cash Used in Financing Activities		(585,797)
Cash at December 31, 2001		$ 57,795

VENTANA CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

Ventana Capital LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company commenced brokerage operations on August 5, 2001.

The Company executes agency transactions in listed and over-the-counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company records its commission revenue and expense, on a trade-date basis.

Securities owned are carried at market value with unrealized gains and losses reflected in income. Securities positions consist entirely of publicly traded equities.

Deferred taxes result from timing differences in the recognition of income for tax and financial purposes. The Company uses the cash basis of accounting for income tax basis.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - INCOME TAXES

The Company is subject only to New York City Unincorporated Business Tax, which has been provided for in these financial statements. The members of Ventana Capital LLC report their proportionate share of membership taxable income or loss on their respective income tax returns.

A deferred tax credit of $12,863 reflects unincorporated business taxes which are not currently payable due to the utilization of the cash basis of accounting for income tax purposes.

VENTANA CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 4 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company has a significant receivable due from its clearing firm.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as agent, securities transactions on behalf of its customers. If counter-parties fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Operating Leases:

The Company leases premises in New York City for its office. The lease will expire on July 31, 2006.

At December 31, 2001, future minimum annual rental commitments through expiration of the premises lease are as follows:

December 31, 2002	$ 56,400
2003	57,105
2004	58,818
2005	60,583
2006	35,951
	$268,857

The Company was not charged rent for the first month of the occupancy of its office. This benefit in the amount of $4,700 is being amortized over the 60-month term of the Company's lease. The remaining unamortized portion is reflected in this financial statement as deferred rent credit in the amount of $4,306. Total rent expense for the five months ended December 31, 2001 amounted to $23,106.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $413,031, which is $408,031 in excess of its required net capital of $5,000. The Company's net capital ratio of aggregate indebtedness to net capital was .07 to 1.

VENTANA CAPITAL LLC
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2001

VENTANA CAPITAL LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL

Member's Equity		$450,600
Non-allowable assets:		
Due from member	$ 3,532	
Prepaid expenses	6,210	
Furniture, equipment and leasehold improvements, net	7,619	
Investment in artwork	9,950	
Security deposits	9,850	
		37,161
Net Capital before Haircuts on Securities Positions		413,439
Haircuts on Securities		408
Net Capital		413,031

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	5,000
Excess net capital	$408,031
Ratio: Aggregate indebtedness to net capital	.07 to 1

AGGREGATE INDEBTEDNESS

Accrued expenses and taxes payable	$ 10,729
Deferred taxes payable	12,863
Deferred rent credit	4,306
Total Aggregate Indebtedness	$ 27,898

RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part IIA of Form X-17A-5 as of December 31, 2001)

Net Capital as reported in Company's Part IIA (Unaudited) Focus Report	$419,816
Adjustments to marketable securities, accrued expenses and deferred taxes	(6,785)
Net Capital, per above	$413,031

WAGNER, FRANCIS, RICHMAN & ACKERMAN, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
66 SOUTH TYSON AVENUE
FLORAL PARK, NEW YORK 11001

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors
Ventana Capital LLC
New York, NY 10010

In planning and performing our audit of the financial statements of Ventana Capital LLC for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Ventana Capital LLC that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods are subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Ventana Capital LLC for the year ended December 31, 2001 and this report does not affect our report thereon dated February 6, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2001 to meet the commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker/dealers and should not be used for any other purpose.

Wagner, Francis, Richman & Ackerman, PLLC

Floral Park, New York
February 6, 2002